


SEP 17 2002
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2002

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak 51371, Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Attached hereto and incorporated by reference herein is a press release dated September 9, 2002, announcing the establishment of a strategic partnership with respect to the Health Products Division of Tefron Ltd.'s U.S. subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By: 
Name: Gil Rozen
Title: Chief Financial Officer

By: 
Name: Hanoch Zlotnik,
Title: Controller

Date: September 12, 2002

news

FRB | WEBER SHANDWICK FINANCIAL COMMUNICATIONS

FOR YOUR INFORMATION: RE: Tefron Ltd.
28 Chida Street
Bnei-Brak 51371
Israel
(NYSE: TFR)

At the Company
Mr. Gil Rozen
Chief Financial Officer
972-3-579-8701

Fax: 972-3-579-8715

At FRB/Weber Shandwick
Marilynn Meek – General Info. – (212) 445-8451
Vanessa Schwartz – Analyst Info – (212) 445-8433
Judith Sylk-Siegel – Media - (212) 445-8431

TEFRON LTD. ANNOUNCES STRATEGIC PARTNER JOINED THE HEALTH PRODUCT DIVISION OF ITS U.S. SUBSIDIARY

- **Health Product Division contributed to newly formed company named AlbaHealth, LLC**
- **Encompass Group acquires approximately 48% of new company based on company value of US $ 40 million, and GE Capital Funding acquires approximately 3.4% of new company**
- **Tefron Ltd.'s CEO Yos Shiran: "We view Encompass Group's and GE Capital Funding's investment as a sign of confidence in the company's business"**

BNEI-BRAK, ISRAEL – September 9, 2002 – Tefron Ltd. (NYSE:TFR) announced today that its wholly owned U.S. subsidiary, Alba-Waldensian, Inc., has entered into a transaction with Encompass Group, L.L.C. and GE Capital Funding, a unit of GE, whereby Encompass Group and GE Capital Funding will own a portion of Alba-Waldensian's Health Products Division which will be operated through AlbaHealth, LLC, a newly formed Delaware limited liability company. Encompass Group contributed US $12.0 million in cash to the capital of AlbaHealth in exchange for a 48.325% ownership interest. Accordingly, the value attributed to Alba-Waldensian's Health Products Division based on Encompass Group's investment was about US $40 million. GE Capital Funding also contributed US $1.0 million in cash in exchange for a 3.35% ownership interest in AlbaHealth. GE Capital Funding also has provided AlbaHealth with a credit facility of US $18.0 million.

In connection with the transaction, Alba-Waldensian contributed to AlbaHealth substantially all of the assets of its Health Products Division together with the associated liabilities, including existing bank debt of US $28 million secured by such assets, in exchange for a 48.325% ownership interest in AlbaHealth.

The current annual sales of Alba-Waldensian's Health Products Division is around US $ 38 million and it accounts for approximately US $ 4 million of Tefron's yearly net profit.

Encompass Group is an experienced manufacturer and marketer of numerous health products which also include textile healthcare products. AlbaHealth will continue the manufacture and sale of certain healthcare products, including slip resistant footwear, anti-embolism stockings and compression therapy systems, diabetic socks, and sterile wound and other types of dressings, which compliment Encompass Group's textile healthcare products.

Alba-Waldensian will maintain a majority position on the board of directors of AlbaHealth and, subject to certain conditions, will have a put option beginning on September 2004 to sell to AlbaHealth its ownership interest in AlbaHealth based on a value of AlbaHealth of 6 times the EBITDA for the 12 months prior to exercising the option. The current annual EBITDA rate of the Health Products Division is approximately $9 million. Alba-Waldensian will continue to provide certain management services to AlbaHealth in return for an annual fee of about $800,000 for the next two years.

Arie Wolfson, Tefron's Chairman, said, "We are pleased to establish this new strategic partnership with Encompass Group and are also excited about GE Capital Funding's investment. The cooperation between the Tefron Group and Encompass Group is expected to contribute to the income of the new company and to its profitability. During the last few years, Encompass Group, a well established group in this field, has been a large client of our Health Products Division, and it also has complimentary products to our product line."

Yos Shiran, Tefron's CEO added, " We are proud that a manufacturer which specializes in the textile healthcare products field has chosen to invest in the company. We view this as a sign of confidence in the company's products and its ability to continue its growth and prosperity. We are also very pleased with GE Capital Funding's investment and extension of an $18.0 million credit line facility to AlbaHealth."

"The formation of a new company concentrated on the manufacture of healthcare products continues the successful turnaround made by Tefron during the last year and a half which brought our company back to profitability. This additional step enables us to further focus on Tefron's core business – the manufacture of intimate apparel and active wear and to continue to improve our operational and financial results."

"In addition, we see great importance in continuing the improvement of our financial structure. This transaction enabled us to further reduce our bank debt by US 28 million dollars"

Ed Howard, an Encompass Group Director and its Techstyles Division President said, "Encompass Group and Alba-Waldensian managers have enjoyed close business relationships for over 25 years, so we are very confident that our combined selling resources and management team will enable us to better serve our common healthcare customers and achieve our business goals."

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are necessarily based on various assumptions and estimates and are inherently subject to various risk and uncertainties that could cause actual results or outcomes to differ materially from those contemplated in such statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in Tefron's filings with the Securities and Exchange Commission. Any forward-looking statements contained in this release are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. Tefron undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.